News release

Biofrontera to present at the Baader Investment Conference

Leverkusen, Germany, September 17, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, announced that Prof. Dr. Hermann Lübbert, Biofrontera’s CEO, will be presenting at the Baader Investment Conference. The conference will take place from September 23-27, 2019 at the Sofitel Munich Bayerpost in Munich, Germany.

Biofrontera’s management team will be available for one-on-one meetings with investors who are registered to attend the event.

Details for the presentation are as follows:

Date: Friday, September 27, 2019

Time: 10:00 AM CEST

Venue: Sofitel Munich Bayerpost, Forum 2

-End-

For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 207 229 0805

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets Xepi, a prescription medication for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102